UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

Sequoia Capital 2010 CV Holdco, Ltd.

3613, 36/F

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: (852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

May 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89977P106	Page 2 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 89977P106	Page 3 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89977P106	Page 4 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.7%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 89977P106	Page 5 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 89977P106	Page 6 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.7%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 89977P106	Page 7 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 17,656,697
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,656,697
11.	Aggregate amount beneficially owned by each reporting person 17,656,697
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.7%
14.	Type of reporting person (see instructions) IN

Except as set forth in this Amendment No. 2 (this “Amendment”), the Schedule 13D as initially filed on May 19, 2014, amended by Amendment No. 1 thereto on January 12, 2015, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company (“SC CV HOLD”); (2) Sequoia Capital China Venture 2010 Fund, L.P., a Cayman Islands exempted limited partnership (“SCC Venture”); (3) SC China Venture 2010 Management, L.P., a Cayman Islands exempted limited partnership (“SCC MGMT”); (4) SC China Holding Limited, a Cayman Islands limited liability company (“SCC HOLD”); (5) SNP China Enterprises Limited, a British Virgin Islands limited liability company (“SNP”); and (6) Neil Nanpeng Shen, a Hong Kong SAR citizen. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(c) The principal occupation or employment of SC CV HOLD is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SCC Venture is to serve as owner of SC CV HOLD. The principal occupation or employment of SCC MGMT is to serve as general partner of SCC Venture. The principal occupation or employment of SCC HOLD is to serve as general partner of SCC MGMT. The principal occupation or employment of SNP is to serve as the parent company of SCC HOLD. The principal occupation or employment of Neil Nanpeng Shen is to serve as the founding managing partner of Sequoia Capital China and the sole owner of SNP.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC CV HOLD, SCC Venture, SCC MGMT and SCC HOLD are each organized under the laws of the Cayman Islands. SNP is organized under the laws of the British Virgin Islands. Neil Nanpeng Shen is a citizen of Hong Kong SAR.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following new paragraph:

On May 8, 2015, SC CV HOLD entered into a subscription agreement (the “Subscription Agreement”) with the Company to purchase 1,875,000 newly issued Class A Shares. The aggregate purchase price will be $10,000,000, or approximately $5.33 per Class A Share, which represents the equivalent of the approximate average closing trading price of the Company’s ADSs for the 20 trading days prior to the signing of Subscription Agreement. The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2015. As reported by the Company on Form 6-K filed with the Commission on May 11, 2015, the Company has entered into definitive agreements with a group of investors for the issuance and sale of $500,000,000 in newly issued Class A Shares, including the Class A Shares to be purchased by SC CV HOLD pursuant to the Subscription Agreement. Upon consummation of the closing, the Reporting Persons will beneficially own approximately 10.1% of the Company’s outstanding Class A Shares, representing a decrease in the percentage of beneficial ownership as a result of dilution.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following paragraph:

As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4, this Amendment is being filed in connection with the entry into a Subscription Agreement by SC CV HOLD to acquire Class A Shares of the Company. As a result of the transactions described in this Amendment, the Reporting Persons’ will acquire 1,875,000 of the Company’s newly issued Class A Shares, such Class A Shares to be acquired for investment purposes.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Shares in this Statement are based upon the 85,526,210 Class A Shares outstanding as of May 8, 2015 as told to the Reporting Persons by the Company. The Reporting Persons may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which constitutes approximately 17.7% of the Company’s Class A Shares, calculated in accordance with Rule 13d-3 under the Act. The foregoing does not include the 1,875,000 Class A Shares to be acquired pursuant to the Subscription Agreement. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC CV HOLD beneficially owns 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.7% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC Venture, as the parent company of SC CV HOLD, may be deemed to beneficially own 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.7% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT, as the general partner of SCC Venture, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.7% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of SCC MGMT, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.7% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class

A Shares in the form of 1,111,111 ADSs), which represents approximately 17.7% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of SNP, may be deemed to beneficially own an aggregate of 17,656,697 Class A Shares (consisting entirely of (i) 14,323,364 Class A Shares that can be acquired upon the conversion of outstanding Class B Shares, and (ii) 3,333,333 Class A Shares in the form of 1,111,111 ADSs), which represents approximately 17.7% of the outstanding Class A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the acquisition of Class A Shares acquired pursuant to the Subscription Agreement, as more fully described in Items 3, 4 and 6, and as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Class A Shares during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following paragraphs:

On May 8, 2015, SC CV HOLD entered into the Subscription Agreement with the Company, a copy of which is filed as Exhibit 4 hereto. The description of the Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 4, which is incorporated herein by reference. Under the terms of the Subscription Agreement, SC CV HOLD will acquire 1,875,000 of the Company’s newly issued Class A Shares for an aggregate purchase price of $10,000,000.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement, dated as of May 15, 2015, by and among SC CV HOLD, SCC Venture, SCC MGMT, SCC HOLD, SNP and Neil Nanpeng Shen

4	Subscription Agreement, dated as of May 8, 2015, by and between Tuniu Corporation and Sequoia Capital 2010 CV Holdco, Ltd.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	May 18, 2015

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Kok Wai Yee
		Name:	Kok Wai Yee
		Title:	Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P.

		By:	SC China Venture 2010 Management, L.P.
A Cayman Islands exempted limited partnership,
Its General Partner

		By:	SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
		Name:	Kok Wai Yee
		Title:	Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By:	SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen